SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

24 February 2005	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav to Delist Voluntarily from NASDAQ and
Terminate ADR Program

NETANYA, Israel – February 24, 2005 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) announced today that it intends to delist voluntarily from the Nasdaq National Market and to terminate its American Depositary Receipt (ADR) program, both expected to take effect in a few months. Concurrently with delisting from Nasdaq, Matav intends to file a Form 15 with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of its ADRs and Ordinary Shares, thereby suspending its obligation to file annual and other reports with the SEC.

Matav’s plan to delist from Nasdaq and deregister its ADRs was made after careful consideration by its Board of Directors of various factors, including the following:

—	the limited number of Matav's U.S. holders of record;

—	the low trade volume of Matav’s shares on Nasdaq and the fact that the vast majority of Matav’s shareholders have chosen to trade the shares on the Tel Aviv Stock Exchange (TASE);

—	the high costs associated with being a “reporting company” under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002 and Nasdaq rules; and

—	Matav’s shares will continue to trade in the TASE and Matav shall continue to make public reports in accordance with the Israeli securities laws and regulations.

Additional details of the plan of delisting, including the relevant dates and information to holders of ADR, are expected to be announced once such details become available.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 5.25% of Partner Communications Ltd., a GSM mobile phone company and 10.0% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, (6) uncertainty of outcome of class action litigation, and (7) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

     Ori Gur Arieh, General Counsel
     Matav-Cable Systems Media Ltd.
     Tel.: +972-9-860-2261

     Ayelet Shiloni
     Integrated Investor Relations
     Tel.:+1-866-447-8633
     Tel:+972-6883-336
     ayelet@integratedir.com.

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